Exhibit 99.1

INLIF LIMITED Announces 1-for-200 Share Combination to Enhance Financial Flexibility and Support Nasdaq Compliance

QUANZHOU, China, June 30, 2026 (GLOBE NEWSWIRE) -- INLIF LIMITED (NASDAQ: INLF) (together with all its subsidiaries and consolidated entities, the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced that its Board of Directors has approved a 1-for-200 share combination of all its authorized and issued ordinary shares, including both Class A ordinary shares and Class B ordinary shares (the “Second Share Combination”), pursuant to the authorization granted from an extraordinary general meeting of the Company’s shareholders on January 9, 2026 (the “EGM”).

As a result of the Second Share Combination, the Company’s authorized share capital will become US$350,000 divided into 1,046,875 Class A ordinary shares of a par value of US$0.32 each, and 46,875 Class B ordinary shares of a par value of US$0.32 each. The Company will file the Sixth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands to reflect the Second Share Combination in accordance with the requirements under Cayman Islands law.

The Second Share Combination will become effective for trading on The Nasdaq Stock Market LLC (“Nasdaq”) on Monday, July 6, 2026 at 09:30 a.m., Eastern Time.

The Company’s Class A ordinary shares will continue to trade on Nasdaq under the existing symbol “INLF” and will begin trading on a consolidation-adjusted basis when the market opens on July 6, 2026. The new CUSIP number for the Class A ordinary shares following the Second Share Combination is G4808M126.

At the effective time of the Second Share Combination, every 200 shares of the Company’s authorized and issued ordinary shares (including all Class A ordinary shares and Class B ordinary shares) will be combined into 1 share of ordinary share in the respective share class. This will reduce the number of Class A ordinary shares issued and outstanding as of the date hereof to 1,046,875 shares, and reduce the number of Class B ordinary shares issued and outstanding shares as of the date hereof to 3,906 shares, after fractional share rounding adjustment.

The Company believes the Second Share Combination is a proactive measure designed to enhance financial flexibility, support ongoing compliance with Nasdaq’s continued listing requirements, and strengthen the Company’s long-term capital structure.

About INLIF LIMITED

INLIF is a holding company and an exempted company incorporated in the Cayman Islands with limited liability. Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. It has also built experience in industrial automation solutions, including in the new energy sector, as well as intelligent robotics in recent years. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements also involve other known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “aims,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

INLIF LIMITED
Investor Relations Department
Email: ir@yiwate88.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com